Exhibit 17.3

Diamond Resignation and Transition Agreement

This Executive Resignation and Transition Agreement (this “Agreement”) is entered into and effective as of December 19, 2023 (“Effective Date”). Mitesco, Inc., a Nevada Company with principal place of business at 18202 Minnetonka Blvd. Suite100, Deephaven, MN 55391 (the “Company”), and Lawrence Diamond, an individual (“Executive, Officer, and Director of the company” and together with the Company, the “Parties” and each, a “Party”).

WHEREAS, Executive is currently employed by the Company as its CEO, President, and Director of the Board pursuant to the terms of that certain Employment Agreement and Board of Director Agreement by and between the Company and Executive (the Employment Agreement”); and

WHEREAS, on 12/18/2023, Executive provided notice of intent to terminate his employment and Directorship with Company effective upon conclusion of a notice period as agreed concluding on:12/29/2023, and the Board of Directors has accepted notification on behalf of the Company (the “Separation”); and

WHEREAS, as of the effective date, Executive also provided notice of intent to terminate her duties as officer and director of any of the Company, its subsidiaries and affiliates, which notice was also accepted by the Board of Directors.

NOW THEREFORE, the Parties, in consideration of the mutual covenants and agreements set forth hereinafter, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Executive’s employment with the Company will terminate on the Effective Date;

2.	As of the Effective Date, Executive will no longer be an officer of the Company, its subsidiaries, and affiliates, including but not limited to:

1.	Mitesco, Inc.;
2.	Mitesco NA LLC;
3.	The Good Clinic, LLC;
4.	4. Good Clinic (MN), PLLC;
5.	5. Good Clinic (CO), PLLC.

3.

As of the Effective Date, Company owes Executive accrued salary which will be paid if and when Company receives sufficient funding to make such payment, treating Executive the same as other similarly situated executives and consultants. For the avoidance of doubt, this does not include expense reimbursements.

4.	Executive will make themself available, in a manner that does not interfere with her new employment, to answer questions or assist with transitioning of matters;

5.	If Company requests additional assistance upon conclusion of the Transitioning Work, the Parties will negotiate and agree upon the terms for such engagement at that time.

9.

Executive shall take actions reasonably requested by the Company, including, returning to the Company any and all files, records, credit cards, keys, equipment, and any and all other Company property or documents maintained by Executive, at a time and location directed by and at the expense of the Company.

10.	The Company agrees that it shall take any and all actions needed to remove Executive as officer from any of its corporate entities.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year indicated below.

/s/ John Mitchell

Name_________________________

Executive

Name: Lawrence Diamond

Signature: /s/ Lawrence Diamond